                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year end October 31, 2001

OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____


Commission File Numbers: 1-1520 and 1-15147


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          GenCorp Retirement Savings Plan
         (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

B. Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:


                                  GenCorp Inc.
                                 P.O. Box 537012
                            Sacramento, CA 95853-7012

                                       and

                              OMNOVA Solutions Inc.
                                 175 Ghent Road
                             Fairlawn, OH 44333-3300

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                              Financial Statements

                   As of October 31, 2001 and 2000 and for the
                           Year Ended October 31, 2001





                                    CONTENTS

 Report of Independent Auditors...............................................1

 Financial Statements

 Statements of Net Assets Available for Benefits..............................2
 Statement of Changes in Net Assets Available for Benefits....................3
 Notes to Financial Statements................................................4

 Signature...................................................................14

 Consent of Independent Auditors (Exhibit 23)................................15

                         Report of Independent Auditors

The Administrative Committee
GenCorp Retirement Savings Plan (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

We have audited the accompanying statements of net assets available for benefits of GenCorp Retirement Savings Plan (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan) as of October 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended October 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended October 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                     Ernst & Young LLP

March 22, 2002

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                 Statements of Net Assets Available for Benefits


                                                                                          OCTOBER 31,
                                                                                    2001                2000
                                                                            ----------------------------------------
ASSETS
Plan interest in:
   GenCorp Retirement Savings Plans Master Trust                                  $316,866,938       $          -
   GenCorp Inc. Master Trust                                                                 -        360,679,068
                                                                            ----------------------------------------
Net assets available for benefits                                                 $316,866,938       $360,679,068
                                                                            ========================================

See accompanying notes.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

            Statement of Changes in Net Assets Available for Benefits

                           Year Ended October 31, 2001


ADDITIONS
Contributions:
   Participant                                                                                      $  16,738,208
   Company                                                                                              8,305,394
   Rollover                                                                                             1,105,440
                                                                                               ---------------------
                                                                                                       26,149,042

Transfer in from Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp
   Inc. and Certain Subsidiary Companies                                                               24,117,140
Transfer in from Draftex Inc. Retirement Savings Plan                                                   2,825,884
                                                                                               ---------------------
                                                                                                       26,943,024

Total additions                                                                                        53,092,066

DEDUCTIONS
Benefits paid directly to participants                                                                 33,352,029
Transfer to Aerojet Fine Chemicals Retirement Savings Plan                                              7,932,708
Transfer to OMNOVA Solutions Retirement Savings Plan                                                   42,968,208
Administrative expenses                                                                                   503,516
                                                                                               ---------------------
Total deductions                                                                                       84,756,461

Investment (loss) income:
   Plan's interest in GenCorp Inc. Master Trust and GenCorp Retirement Savings Plans Master
     Trust investment (loss) income                                                                   (12,147,735)
                                                                                               ---------------------
Net decrease                                                                                          (43,812,130)
Net assets available for benefits, beginning of year                                                  360,679,068
                                                                                               ---------------------
Net assets available for benefits, end of year                                                      $ 316,866,938
                                                                                               =====================

See accompanying notes.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                          Notes to Financial Statements

                                October 31, 2001


1. DESCRIPTION OF THE PLAN

The following description of the GenCorp Retirement Savings Plan, formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

GENERAL

GenCorp Inc. (the Company) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On October 1, 1999, the Company spun off its Performance Chemicals and Decorative & Building Products businesses into a separate, independent public company, OMNOVA Solutions Inc. (OMNOVA). The Plan was amended to become a multiple employer plan and its name was changed to GenCorp/OMNOVA Solutions Joint Retirement Savings Plan.

Effective December 1, 2000, the Plan was amended to be a single employer plan. As a result of the amendment, balances totaling $42,968,208 of participants who are current or former employees of OMNOVA were spun-off and transferred to the OMNOVA Solutions Retirement Savings Plan on December 1, 2000.

Effective December 1, 2000, the Profit Sharing Retirement and Savings Plan for Salaried Employees of Gen Corp Inc. and Certain Subsidiary Companies (Profit Sharing Plan), including the account balances of all remaining participants of the Profit Sharing Plan, was merged into the Plan. As a result of the merger, $24,117,140 in assets were transferred into the Plan on December 1, 2000.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

During the period commencing November 1, 2000 and ending upon the merger of the Profit Sharing Plan into the Plan on December 1, 2000, the net assets available for benefits in the Profit Sharing Plan changed as follows:

        Net assets available for benefits, beginning period                                $ 46,097,585
        Plan interest in Master Trust investment loss                                        (3,266,249)
        Benefits paid directly to participants                                               (1,083,560)
        Administrative expenses                                                                  (2,786)
        Transfer to Pension Plan for Salaried Employees of OMNOVA Solutions Inc.               (510,079)
        Transfer to GenCorp Consolidated Pension Plan                                        (7,410,986)
        Transfer to OMNOVA Solutions Retirement Savings Plan                                 (9,706,785)
                                                                                      --------------------
        Net assets available prior to merger                                               $ 24,117,140
                                                                                      ====================

On December 1, 2000, account balances totaling $7,932,708 of participants of the Plan who are employees of Aerojet Fine Chemicals LLC were spun-off and transferred to the Aerojet Fine Chemicals Retirement Savings Plan.

Effective October 1, 2001, the Draftex Inc. Retirement Savings Plan was merged into the Plan. As a result of the merger, $2,825,884 in assets were transferred into the Plan on October 1, 2001.

CONTRIBUTIONS

Each year, participants may elect to contribute, on a pretax or after-tax basis, up to 16% of their eligible compensation as defined by the Plan Document. Pre-tax contributions are subject to annual deductibility limits specified under the Code.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

The Company makes matching contributions equal to 100% of the first 3% of participants' compensation contributed and 50% of the next 3% of compensation contributed. Participants who are members of certain unions in states outside California may have different levels of Company matching contributions or no Company matching contributions. Company matching contributions are made to the OMNOVA (prior to December 1, 2000) and GenCorp Stock Funds. Participants may also contribute amounts representing distributions from other qualified plans. A participant may not transfer from the GenCorp Stock Fund or OMNOVA Stock Fund (prior to December 1, 2000) their interest in any matching contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's or OMNOVA's contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see "Administration Expenses" below). Allocations are based on participant earnings (losses) or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was not material as of October 31, 2001 and 2000. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

A participant's interests in his or her rollover contributions, if any, and employee contributions that a participant has made or the Company or OMNOVA has made for a participant pursuant to a Salary Reduction Agreement are at all times vested and not subject to forfeiture. A participant's interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law. A participant may not, however, elect a voluntary in-service withdrawal of any plan shares attributable to matching contributions until such matching contributions have remained in the Plan for at least 24 months.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum loan amount of $1,000 up to 50 percent of their account balance but not more than $50,000. Participants may have two loans outstanding at any given time. Company and OMNOVA matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a rate of one percent above the prevailing prime rate. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Distribution of the vested value of the participant's account will be made to participants upon termination of employment, early or normal retirement, financial hardship, or death. Participants may request to receive benefits in the form of lump sum distributions, installment payments, or annuities in certain cases.

ADMINISTRATIVE EXPENSES

Fees and expenses of the Plan for legal, accounting, and other administrative services are allocated among and charged to, individual participants' accounts but may be paid directly by the Company. For the period November 1, 2000 through November 30, 2000, while the Plan's assets were held by Mellon Bank, N.A., participants were charged a proportionate share of fees and expenses of the Trustee, investment managers, and other service providers. Expenses incurred in connection with the purchase or sale of securities were paid from trust assets. During the period December 1, 2000 through October 31, 2001, while the Plan's assets were held by Fidelity Management Trust Company, participants were charged nominal transaction processing fees; however, all other fees were paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will continue to be 100% vested in their accounts.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the synthetic guaranteed investment contracts, the Plan's interest in the GenCorp Inc. Master Trust and, effective December 1, 2000, the GenCorp Retirement Savings Plans Master Trust (collectively, Master Trust) is stated at fair value. The value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 4). Except for the synthetic guaranteed investment contracts, quoted market prices are used to value investments in the Master Trust. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Master Trust at year end. Investments in common/collective trusts are valued based upon the quoted redemption value of units owned by the Plans at year end. Investments in marketable equity and debt securities are valued at quoted market price as determined on the last business day of the Plans' fiscal years. Money market funds are valued at cost plus accrued interest, which approximates fair value. The Company's and OMNOVA's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

The GenCorp Inc. Master Trust held synthetic guaranteed investment contracts (SGICs) at October 31, 2000. SGICs are promises by a bank or insurance company to repay principal plus accrued income at contract maturity subject to the credit worthiness of the issuer. The assets supporting the SGICs are owned by the GenCorp Inc. Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and contract value. The assets supporting the SGICs are comprised of government agency bonds and corporate bonds and notes with fair values of $66,799,855 at October 31, 2000. The contract value of the SGICs at October 31, 2000 is $66,469,247.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the October 31, 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. NONPARTICIPANT-DIRECTED INVESTMENTS

The GenCorp Inc. and OMNOVA Solutions Inc. common stock funds contain participant account balances that are both participant-directed and nonparticipant-directed. Because the funds contain balances that are non-participant directed, the entire balance in the funds are considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                         OCTOBER 31,
                                                                   2001                2000
                                                          ----------------------------------------
Net assets:
   Interest and dividends receivable                           $          -        $    412,050
   Common/collective trust funds                                          -           1,997,008
   Money market funds                                             2,262,957                   -
   GenCorp Inc. Common Stock                                     59,532,035          46,652,427
   OMNOVA Solutions Inc. Common Stock                            10,161,557          26,321,861
                                                          ----------------------------------------
                                                                 71,956,549          75,383,346
   Less: payables                                                         -            (129,605)
                                                          ----------------------------------------
Total                                                          $ 71,956,549        $ 75,253,741
                                                          ========================================

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


3. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                                  YEAR ENDED
                                                                               OCTOBER 31, 2001
                                                                              --------------------
Changes in net assets:
   Plan's interest in Master Trust investment income                            $    18,150,623
   Company contributions                                                              8,274,945
   Participant contributions                                                          1,284,439
   Benefits paid directly to participants                                            (7,549,355)
   Transfer in from Profit Sharing Plan                                               1,667,561
   Transfer to OMNOVA Solutions Retirement Savings Plan                             (14,046,454)
   Transfer to Aerojet Fine Chemicals Retirement Savings Plan                        (1,629,364)
   Net transfers to participant-directed investments                                 (9,449,587)
                                                                              --------------------
                                                                                $    (3,297,192)
                                                                              ====================

4. INVESTMENTS IN GENCORP INC. MASTER TRUST AND GENCORP RETIREMENT SAVINGS PLANS MASTER TRUST

The GenCorp Inc. Master Trust was established for the investment of the assets of the following defined contribution plans sponsored by the Company and OMNOVA:
GenCorp OMNOVA Solutions Joint Retirement Savings Plan, Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies, GenCorp Bargaining Unit Employees' Savings Plan and Defined Contribution Pension Plan For Hourly Employees of GenCorp Inc. and Certain Subsidiary Companies. The GenCorp Inc. Master Trust's assets were held by Mellon Bank, N.A. Effective December 1, 2000, the Company terminated the GenCorp Inc. Master Trust and established the GenCorp Retirement Savings Plans Master Trust with Fidelity Management Trust Company serving as trustee. The plans covered under the new master trust agreement with Fidelity are GenCorp Retirement Savings Plan and GenCorp Bargaining Unit Employees' Savings Plan.

At October 31, 2001 and 2000, all of the Plan's assets were in the GenCorp Retirement Savings Plans Master Trust and the GenCorp Inc. Master Trust, respectively (collectively, Master Trust). Each participating defined contribution plan has an undivided interest in the Master Trust. Ownership is represented by units of participation.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


4. INVESTMENTS IN GENCORP INC. MASTER TRUST AND GENCORP RETIREMENT SAVINGS PLAN MASTER TRUST (CONTINUED)

Participation by the Plan's funds in the corresponding Master Trust funds is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Income, administrative expenses, and gains and losses are allocated among the Plans based on their proportionate dollar interest in the Master Trust. At October 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 99.06% and 87.92%, respectively.

Financial information for the Master Trust funds is as follows:

                                                                          OCTOBER 31
                                                                    2001                2000
                                                          ----------------------------------------
Investments at fair value as determined by quoted market
   price:
   Cash, cash equivalents, money market funds and sales
     pending settlement                                        $  10,756,131       $  11,209,723
   Common stocks                                                     474,072                   -
   U.S. Government securities                                              -           3,074,087
   Corporate debt securities                                               -           5,563,043
   Common/collective trusts                                       86,109,016         239,098,146
   Shares of registered investment companies                     145,296,943                   -
   Accrued interest and dividends receivable                           1,521           1,066,973
   GenCorp Inc. Common Stock                                      59,532,035          49,189,391
   OMNOVA Solutions Inc. Common Stock                             10,161,557          28,279,845

Investments at estimated fair value:
   Participant notes receivable                                    7,548,663           6,398,566

Investments at contract value:
   Synthetic guaranteed investment contracts                               -          66,469,247
                                                          ----------------------------------------
                                                                 319,879,938         410,349,021
Less: payables                                                             -            (136,413)
                                                          ----------------------------------------
                                                               $ 319,879,938       $ 410,212,608
                                                          ========================================

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


4. INVESTMENTS IN GENCORP MASTER TRUST AND GENCORP RETIREMENT SAVINGS PLAN MASTER TRUST (CONTINUED)

Investment income (loss) for the Master Trust is as follows:

                                                                                  YEAR ENDED
                                                                               OCTOBER 31, 2001
                                                                              --------------------
Net appreciation (depreciation) in fair value of investments:
   Common stocks                                                                  $    (222,209)
   U.S. Government securities                                                               328
   Corporate debt securities                                                             (7,689)
   Common/collective trusts                                                         (14,867,360)
   Shares of registered investment companies                                        (27,275,071)
   GenCorp Inc. Common Stock                                                         17,408,640
   OMNOVA Solutions Inc. Common Stock                                                   580,172
                                                                              --------------------
                                                                                    (24,383,189)
Interest                                                                              7,110,530
Dividends                                                                             2,077,631
                                                                              --------------------
                                                                                  $ (15,195,028)
                                                                              ====================

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 21, 1997 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                         GenCorp Retirement Savings Plan
        (formerly GenCorp/OMNOVA Solutions Joint Retirement Savings Plan)

                    Notes to Financial Statements (continued)


6. SUBSEQUENT EVENT

On October 19, 2001, the Company's wholly owned subsidiary, Aerojet-General Corporation (Aerojet), completed the sale of its Electronic and Information Systems business to Northrop Grumman Corporation. As a result of the sale, balances totaling $33,592,146 of participants who are current or former employees of Aerojet's Azusa, CA facility were transferred to the Northrop Grumman Electronic Systems - Space Division - Consolidated Pension Plan on February 15, 2002.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      GENCORP RETIREMENT SAVINGS PLAN
                                      (formerly GenCorp/OMNOVA Solutions
                                      Joint Retirement Savings Plan)




                                      By /s/ Yasmin R. Seyal
                                         --------------------------------------
                                         Yasmin R. Seyal
                                         Senior Vice President, Finance; Acting
                                         Chief Financial Officer





Date:  April 29, 2002